Moody's Investors Service ("MIS")

Exhibit 1

Credit Ratings Performance Measurement Statistics

Performance Measurement Statistics, consisting of transition and default rates for each applicable asset class and subclass of credit rating over 1-year, 3-year, and 10-year time periods through December 31, 2024, are provided in the Transition/Default Matrices on the following pages, pp. 1-25 (the "Matrices").[1] Please note that all the numbers in the Matrices are in percentage.

Financial Institutions, Brokers and Dealers

Financial Institutions, Brokers and Dealers - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	41	98%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa1	32	0%	97%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	69	0%	10%	80%	7%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	181	0%	0%	19%	48%	31%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
A1	298	0%	0%	2%	3%	88%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
A2	178	0%	0%	0%	1%	7%	85%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A3	196	0%	0%	5%	0%	2%	8%	76%	6%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
Baa1	177	0%	0%	0%	0%	0%	1%	10%	79%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%
Baa2	141	0%	0%	0%	0%	0%	0%	0%	13%	82%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
Baa3	146	0%	0%	0%	0%	0%	0%	0%	0%	10%	80%	2%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	5%
Ba1	60	0%	0%	0%	0%	0%	0%	2%	2%	7%	23%	60%	5%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	82	0%	0%	0%	0%	0%	0%	0%	1%	0%	4%	41%	44%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	5%
Ba3	62	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	21%	68%	3%	0%	0%	0%	0%	0%	0%	0%	0%	2%	5%
B1	34	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	24%	65%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	30	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	53%	7%	0%	0%	0%	0%	0%	3%	3%	10%
B3	47	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	21%	17%	36%	9%	2%	0%	0%	0%	2%	0%	0%
Caa1	27	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	7%	70%	0%	0%	0%	0%	7%	0%	11%
Caa2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	88%	0%	0%	0%	0%	0%	0%
Caa3	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	25%	55%	0%	0%	10%	5%	0%
Ca	-																								
C	-																								
Total	1,829																								

[1] Ratings withdrawn for reasons other than having defaulted or been paid off are accounted for in the column titled "Withdrawn (other)."

Financial Institutions, Brokers and Dealers - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
sssAaa	41	95%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa1	25	0%	80%	0%	4%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	8%
Aa2	75	0%	20%	67%	8%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Aa3	169	0%	0%	19%	41%	34%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
A1	281	0%	0%	3%	7%	77%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	2%
A2	178	0%	0%	2%	2%	25%	56%	6%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%
A3	209	0%	0%	1%	0%	1%	18%	54%	11%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	6%
Baa1	203	0%	0%	0%	0%	1%	2%	18%	52%	11%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	10%
Baa2	119	0%	0%	0%	0%	1%	1%	2%	22%	54%	5%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	10%
Baa3	146	0%	0%	0%	0%	0%	0%	0%	2%	15%	60%	1%	2%	1%	0%	1%	0%	0%	0%	0%	0%	0%	3%	3%	10%
Ba1	61	0%	0%	0%	0%	0%	0%	0%	5%	3%	26%	31%	2%	0%	2%	2%	0%	0%	0%	0%	0%	0%	8%	3%	18%
Ba2	76	0%	0%	0%	0%	0%	0%	0%	3%	1%	4%	37%	26%	4%	0%	0%	0%	0%	0%	0%	0%	0%	9%	3%	13%
Ba3	65	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	15%	25%	34%	5%	2%	0%	0%	0%	0%	0%	0%	8%	3%	6%
B1	63	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	3%	2%	27%	21%	8%	2%	0%	0%	0%	0%	0%	8%	2%	27%
B2	80	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	14%	19%	13%	5%	21%	0%	0%	0%	0%	11%	1%	14%
B3	57	0%	0%	0%	0%	0%	0%	0%	0%	4%	2%	4%	0%	0%	9%	16%	18%	0%	11%	0%	0%	0%	25%	0%	14%
Caa1	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	5%	10%	0%	0%	0%	15%	10%	25%	0%	0%	0%	10%	5%	15%
Caa2	14	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	0%	7%	0%	7%	0%	7%	21%	7%	0%	0%	0%	7%	0%	29%
Caa3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	0%	0%	0%	57%	0%	0%	14%	14%	0%
Ca	-																								
C	-																								
Total	1,889																								

Financial Institutions, Brokers and Dealers - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024(Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	46	72%	4%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	11%
Aa1	28	0%	36%	4%	21%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	4%
Aa2	52	0%	10%	40%	13%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	6%
Aa3	109	0%	6%	21%	17%	25%	8%	3%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	9%
A1	145	0%	1%	7%	14%	35%	10%	7%	3%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	9%
A2	276	0%	1%	6%	4%	42%	12%	7%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	7%
A3	186	0%	0%	2%	2%	14%	13%	23%	15%	5%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	17%
Baa1	139	0%	0%	0%	1%	6%	22%	12%	17%	5%	3%	2%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	14%	17%
Baa2	164	0%	0%	0%	0%	7%	4%	10%	10%	10%	12%	7%	2%	1%	0%	1%	0%	0%	0%	0%	0%	0%	1%	15%	20%
Baa3	156	0%	0%	0%	0%	1%	3%	2%	11%	9%	13%	7%	2%	3%	6%	0%	0%	0%	0%	0%	0%	0%	3%	13%	29%
Ba1	63	0%	0%	0%	0%	3%	2%	2%	5%	8%	3%	3%	3%	8%	0%	0%	0%	0%	0%	0%	0%	0%	6%	16%	41%
Ba2	57	0%	0%	0%	0%	0%	0%	2%	7%	4%	14%	4%	7%	4%	2%	0%	0%	0%	0%	0%	0%	0%	4%	9%	46%
Ba3	72	0%	0%	0%	0%	3%	1%	1%	8%	3%	3%	1%	6%	3%	1%	0%	4%	0%	0%	0%	0%	0%	11%	24%	31%
B1	68	0%	0%	0%	0%	0%	0%	1%	3%	0%	3%	3%	7%	1%	3%	1%	0%	1%	6%	1%	0%	0%	9%	7%	51%
B2	82	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	6%	1%	7%	9%	1%	0%	1%	0%	0%	0%	0%	20%	10%	44%
B3	62	0%	0%	0%	0%	0%	0%	2%	0%	2%	0%	0%	0%	6%	3%	10%	0%	0%	0%	0%	0%	0%	26%	3%	48%
Caa1	42	0%	0%	0%	0%	2%	0%	2%	0%	5%	0%	0%	0%	2%	0%	0%	2%	0%	0%	5%	0%	0%	21%	12%	48%
Caa2	25	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	16%	20%	0%	0%	0%	12%	4%	40%
Caa3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	17%	0%
Ca	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%	71%
C	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%
Total	1,787																								

Insurance Companies

Insurance Companies - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	13	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	64	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	92	0%	0%	29%	65%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
A1	147	0%	0%	0%	11%	86%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
A2	212	0%	0%	0%	0%	8%	88%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
A3	129	0%	0%	0%	0%	0%	9%	83%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%
Baa1	68	0%	0%	0%	0%	0%	0%	9%	81%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%
Baa2	66	0%	0%	0%	0%	0%	0%	0%	11%	82%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	2%
Baa3	27	0%	0%	0%	0%	0%	0%	0%	0%	37%	63%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	57%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	14%
Ba2	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
Ba3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	20%	0%	0%	0%	0%	0%	0%	0%	0%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	67%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	17%	17%	0%	0%	0%	0%	17%	0%
Caa2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	75%	0%	0%	0%	0%	13%	0%
Caa3	-																								
Ca	-																								
C	-																								
Total	871																								

Insurance Companies - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	0%	92%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	63	0%	3%	95%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa3	99	0%	0%	30%	57%	10%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A1	133	0%	0%	1%	13%	70%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
A2	202	0%	0%	0%	0%	12%	75%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
A3	128	0%	0%	0%	0%	1%	21%	56%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	14%
Baa1	72	0%	0%	0%	0%	3%	1%	29%	51%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	6%
Baa2	68	0%	0%	0%	0%	0%	0%	3%	21%	57%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	4%
Baa3	37	0%	0%	0%	0%	0%	0%	0%	5%	43%	30%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	14%
Ba1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	44%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%
Ba2	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	50%	20%	0%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	17%	50%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	50%	0%	0%	0%	0%	0%	0%	25%	0%
B2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	50%
B3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%	20%	0%	0%	0%	0%	20%	20%
Caa2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	57%	0%	0%	0%	0%	14%	0%
Caa3	-																								
Ca	-																								
C	-																								
Total	865																								

Insurance Companies - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	5	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	0%	92%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	81	0%	2%	84%	4%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
Aa3	63	0%	0%	14%	56%	10%	2%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	8%
A1	149	1%	0%	9%	11%	38%	17%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	20%
A2	204	0%	0%	0%	1%	20%	42%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	25%
A3	120	0%	0%	0%	0%	8%	31%	21%	2%	0%	1%	0%	0%	0%	0%	1%	2%	0%	0%	0%	0%	0%	0%	8%	28%
Baa1	59	0%	0%	0%	0%	2%	14%	22%	24%	5%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	22%
Baa2	77	0%	0%	0%	0%	3%	4%	14%	19%	23%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	14%
Baa3	39	0%	0%	0%	0%	3%	0%	3%	15%	33%	10%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	18%
Ba1	16	0%	0%	0%	0%	0%	0%	6%	6%	0%	0%	0%	0%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	75%
Ba2	9	0%	0%	0%	0%	0%	0%	11%	0%	0%	0%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%
Ba3	10	0%	0%	0%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	70%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%
B2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	0%	0%	0%	0%	88%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	79%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	75%
Caa2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83%	17%
Caa3	-																								
Ca	-																								
C	-																								
Total	891																								

Corporate Issuers

Corporate Issuers - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	13	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	9	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	50	0%	0%	94%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa3	48	0%	0%	2%	94%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
A1	171	0%	0%	1%	18%	77%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
A2	267	0%	0%	0%	0%	12%	82%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
A3	353	0%	0%	0%	0%	0%	4%	92%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa1	509	0%	0%	0%	0%	0%	0%	6%	85%	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
Baa2	558	0%	0%	0%	0%	0%	0%	0%	8%	83%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	3%
Baa3	421	0%	0%	0%	0%	0%	0%	0%	1%	9%	76%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	4%
Ba1	100	0%	0%	0%	0%	0%	0%	0%	1%	1%	11%	63%	11%	1%	1%	2%	0%	0%	0%	0%	0%	0%	0%	6%	3%
Ba2	121	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	11%	65%	7%	2%	1%	0%	1%	0%	0%	0%	0%	0%	7%	2%
Ba3	127	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	12%	76%	2%	0%	1%	1%	0%	0%	0%	0%	1%	4%	0%
B1	123	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	2%	15%	63%	4%	4%	1%	0%	0%	0%	0%	0%	11%	0%
B2	91	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	20%	49%	11%	5%	0%	1%	0%	0%	0%	8%	1%
B3	98	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	15%	57%	5%	5%	1%	1%	0%	1%	7%	1%
Caa1	74	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	9%	54%	8%	4%	0%	0%	5%	14%	1%
Caa2	73	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	12%	51%	7%	5%	0%	10%	12%	1%
Caa3	24	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	8%	29%	13%	0%	42%	4%	0%
Ca	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	30%	0%	30%	0%	0%
C	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	33%	50%	0%	0%
Total	3,246																								

Corporate Issuers - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	10	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	7	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	45	0%	0%	89%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Aa3	40	0%	0%	13%	83%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
A1	163	0%	0%	1%	20%	69%	5%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
A2	262	0%	0%	0%	1%	18%	68%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	1%
A3	338	0%	0%	0%	0%	0%	12%	72%	7%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%
Baa1	500	0%	0%	0%	0%	0%	0%	14%	65%	8%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	4%
Baa2	597	0%	0%	0%	0%	0%	0%	2%	16%	58%	7%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	8%	5%
Baa3	460	0%	0%	0%	0%	0%	0%	0%	3%	20%	51%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%	10%
Ba1	114	0%	0%	0%	0%	0%	0%	0%	2%	2%	21%	32%	12%	4%	0%	1%	1%	3%	1%	0%	0%	0%	2%	15%	5%
Ba2	130	0%	0%	0%	0%	0%	0%	0%	1%	2%	5%	15%	41%	7%	2%	0%	1%	2%	2%	1%	1%	0%	2%	19%	2%
Ba3	160	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	14%	39%	5%	3%	3%	2%	0%	1%	0%	0%	6%	17%	3%
B1	141	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	4%	19%	31%	7%	6%	0%	0%	1%	1%	0%	5%	19%	4%
B2	108	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	4%	19%	24%	6%	6%	4%	1%	1%	0%	10%	19%	6%
B3	122	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	2%	2%	15%	13%	30%	7%	3%	1%	2%	0%	12%	12%	2%
Caa1	111	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	4%	5%	10%	26%	10%	3%	3%	0%	14%	21%	4%
Caa2	78	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	4%	5%	6%	28%	4%	3%	0%	23%	24%	1%
Caa3	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	14%	0%	0%	33%	48%	0%
Ca	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
C	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	67%	0%	0%
Total	3,415																								

Corporate Issuers - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	16	44%	0%	44%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%
Aa1	28	4%	11%	29%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	11%
Aa2	25	0%	8%	20%	24%	4%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	16%
Aa3	92	0%	0%	17%	22%	36%	4%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	4%
A1	149	0%	0%	3%	11%	27%	25%	11%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	7%
A2	228	0%	0%	0%	0%	12%	36%	13%	11%	2%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	5%
A3	313	0%	0%	0%	1%	3%	9%	28%	22%	9%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	18%	9%
Baa1	389	0%	0%	0%	0%	1%	3%	15%	32%	16%	4%	0%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	1%	16%	8%
Baa2	483	0%	0%	0%	0%	0%	1%	6%	17%	26%	8%	2%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	26%	10%
Baa3	416	0%	0%	0%	0%	0%	0%	1%	5%	19%	17%	2%	1%	2%	0%	0%	0%	0%	0%	0%	0%	0%	4%	31%	16%
Ba1	148	0%	0%	0%	0%	0%	1%	0%	4%	7%	8%	8%	3%	5%	2%	1%	0%	1%	0%	0%	0%	0%	3%	46%	11%
Ba2	127	0%	0%	0%	0%	0%	0%	0%	1%	6%	7%	4%	8%	7%	4%	1%	2%	1%	0%	0%	0%	0%	8%	43%	9%
Ba3	147	0%	0%	0%	0%	0%	0%	0%	1%	3%	5%	3%	7%	5%	3%	3%	1%	1%	1%	1%	0%	0%	10%	44%	14%
B1	150	0%	0%	0%	0%	0%	0%	0%	1%	1%	3%	1%	6%	5%	5%	3%	3%	2%	1%	0%	0%	0%	14%	47%	8%
B2	142	0%	0%	0%	0%	0%	1%	0%	1%	1%	1%	2%	1%	1%	3%	6%	4%	1%	1%	0%	1%	0%	23%	43%	10%
B3	186	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	2%	3%	4%	4%	3%	2%	0%	1%	0%	0%	23%	48%	9%
Caa1	194	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	1%	1%	2%	1%	1%	0%	0%	28%	59%	8%
Caa2	87	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	0%	38%	53%	6%
Caa3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	68%	23%	5%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	78%	22%	0%
C	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
Total	3,353																								

Residential Mortgage Backed Securities (RMBS)

RMBS - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,628	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
Aa1	590	40%	49%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	1%
Aa2	304	28%	21%	38%	0%	0%	1%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	1%
Aa3	428	16%	18%	21%	40%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
A1	556	8%	6%	5%	5%	69%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	1%
A2	291	13%	7%	7%	16%	25%	24%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	2%
A3	270	7%	9%	6%	7%	23%	14%	22%	2%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	1%
Baa1	257	5%	7%	4%	5%	7%	7%	10%	29%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	7%
Baa2	268	4%	5%	4%	4%	8%	9%	21%	10%	25%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%
Baa3	318	3%	1%	3%	2%	7%	6%	10%	18%	16%	24%	1%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	5%	2%
Ba1	221	4%	1%	2%	1%	7%	6%	11%	6%	7%	8%	27%	2%	0%	5%	1%	0%	0%	0%	0%	0%	0%	0%	8%	2%
Ba2	282	1%	1%	0%	1%	7%	1%	8%	4%	5%	19%	9%	31%	0%	2%	2%	0%	0%	0%	0%	0%	0%	0%	5%	3%
Ba3	211	0%	1%	0%	0%	4%	3%	9%	3%	2%	8%	20%	10%	27%	2%	1%	1%	0%	0%	0%	0%	0%	0%	2%	4%
B1	625	0%	0%	0%	0%	0%	1%	1%	2%	1%	2%	3%	3%	1%	58%	6%	3%	6%	0%	0%	0%	0%	0%	9%	3%
B2	228	0%	0%	0%	0%	1%	0%	3%	4%	4%	2%	6%	9%	13%	6%	30%	3%	7%	0%	0%	0%	0%	0%	6%	4%
B3	228	0%	0%	0%	0%	1%	1%	0%	1%	1%	2%	6%	5%	11%	11%	5%	43%	7%	0%	0%	0%	0%	0%	1%	3%
Caa1	291	0%	0%	0%	0%	1%	2%	0%	1%	1%	2%	4%	1%	1%	4%	2%	1%	61%	9%	0%	0%	0%	2%	3%	4%
Caa2	288	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	3%	2%	2%	5%	0%	2%	3%	74%	0%	0%	0%	1%	3%	3%
Caa3	326	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	2%	1%	2%	3%	0%	0%	2%	1%	79%	0%	0%	1%	3%	4%
Ca	503	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	1%	1%	1%	0%	0%	90%	0%	1%	2%	2%
C	269	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	3%	0%	0%	1%	88%	1%	1%	2%
Total	9,382																								

RMBS - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,456	64%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	34%	1%
Aa1	623	38%	27%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	1%
Aa2	331	37%	11%	14%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	3%
Aa3	456	21%	19%	12%	18%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	2%
A1	409	16%	7%	8%	4%	42%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	3%
A2	464	15%	8%	3%	11%	27%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	6%
A3	309	19%	10%	8%	6%	22%	6%	5%	2%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	5%
Baa1	318	14%	6%	3%	4%	3%	3%	3%	10%	2%	1%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	28%	21%
Baa2	258	11%	4%	3%	4%	5%	8%	13%	5%	12%	0%	1%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	25%	6%
Baa3	388	7%	7%	6%	7%	5%	5%	10%	11%	6%	9%	1%	1%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	18%	5%
Ba1	269	9%	5%	3%	4%	7%	4%	9%	3%	5%	6%	9%	1%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	21%	10%
Ba2	331	3%	2%	2%	1%	6%	2%	5%	4%	4%	11%	5%	20%	0%	2%	2%	0%	0%	0%	0%	0%	0%	1%	19%	11%
Ba3	291	2%	3%	1%	1%	7%	4%	8%	5%	2%	5%	12%	4%	11%	2%	1%	1%	2%	0%	0%	0%	0%	0%	12%	13%
B1	892	1%	1%	0%	0%	2%	1%	2%	1%	1%	1%	1%	1%	0%	37%	4%	2%	4%	0%	0%	0%	0%	4%	26%	7%
B2	304	1%	0%	1%	0%	3%	1%	3%	5%	2%	3%	7%	5%	8%	4%	17%	2%	8%	1%	0%	0%	0%	3%	17%	10%
B3	300	0%	1%	1%	0%	4%	2%	2%	2%	2%	4%	5%	5%	7%	6%	3%	26%	9%	1%	0%	0%	0%	3%	7%	10%
Caa1	381	1%	0%	0%	0%	0%	1%	2%	2%	2%	2%	3%	1%	1%	3%	1%	2%	39%	7%	0%	0%	0%	12%	7%	15%
Caa2	389	1%	0%	0%	0%	2%	1%	1%	3%	1%	0%	3%	1%	2%	3%	0%	1%	2%	51%	0%	0%	0%	11%	6%	12%
Caa3	502	0%	0%	0%	0%	1%	1%	1%	0%	0%	1%	2%	0%	1%	2%	1%	1%	1%	1%	50%	1%	0%	22%	5%	10%
Ca	1,124	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	40%	0%	50%	2%	4%
C	568	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	1%	0%	0%	2%	0%	1%	1%	42%	44%	3%	5%
Total	11,363																								

RMBS - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,479	18%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	5%
Aa1	285	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	84%	8%
Aa2	313	6%	6%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	9%
Aa3	241	8%	3%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	6%
A1	582	1%	3%	1%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	10%
A2	651	1%	3%	1%	2%	15%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	9%
A3	836	1%	2%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	70%	22%
Baa1	1,230	1%	1%	0%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	46%	48%
Baa2	726	1%	2%	1%	1%	0%	1%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	55%	36%
Baa3	1,028	1%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	51%	42%
Ba1	928	1%	1%	0%	0%	0%	0%	1%	0%	0%	0%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	2%	49%	41%
Ba2	831	2%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	2%	43%	45%
Ba3	993	1%	1%	0%	1%	1%	1%	1%	1%	0%	0%	0%	0%	0%	1%	1%	0%	2%	0%	0%	0%	0%	2%	38%	49%
B1	983	1%	1%	1%	1%	0%	0%	0%	1%	1%	0%	0%	1%	0%	3%	1%	0%	2%	0%	0%	0%	0%	5%	41%	41%
B2	1,005	2%	1%	0%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	2%	1%	0%	1%	3%	0%	0%	0%	4%	40%	42%
B3	957	3%	1%	1%	1%	1%	1%	0%	1%	0%	1%	0%	1%	0%	4%	1%	2%	3%	1%	0%	0%	0%	10%	32%	39%
Caa1	1,702	2%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	2%	1%	1%	3%	1%	1%	0%	0%	23%	22%	41%
Caa2	1,701	2%	1%	1%	0%	1%	0%	0%	1%	1%	0%	1%	0%	0%	2%	1%	1%	1%	6%	0%	0%	0%	30%	16%	35%
Caa3	1,574	2%	1%	0%	0%	2%	1%	1%	1%	0%	0%	1%	1%	0%	3%	1%	1%	2%	1%	12%	2%	0%	30%	15%	23%
Ca	2,746	1%	1%	0%	0%	1%	0%	0%	0%	0%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	13%	1%	40%	14%	19%
C	3,186	1%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	1%	4%	1%	1%	1%	0%	1%	2%	7%	47%	15%	17%
Total	23,977																								

Commercial Mortgage Backed Securities (CMBS)

CMBS - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,652	82%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
Aa1	93	1%	84%	0%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
Aa2	217	0%	0%	84%	0%	4%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Aa3	227	0%	0%	0%	78%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
A1	83	2%	0%	0%	0%	82%	2%	0%	2%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
A2	71	1%	0%	0%	0%	0%	61%	0%	7%	7%	1%	3%	0%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	17%	0%
A3	155	0%	0%	0%	0%	0%	0%	71%	0%	2%	3%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	0%
Baa1	55	0%	0%	0%	0%	0%	0%	0%	75%	2%	2%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
Baa2	85	0%	0%	0%	0%	0%	0%	0%	0%	68%	8%	5%	6%	1%	1%	0%	0%	1%	0%	1%	0%	0%	0%	8%	0%
Baa3	99	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%	2%	2%	1%	0%	0%	1%	0%	0%	0%	0%	0%	19%	0%
Ba1	44	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	57%	0%	7%	11%	0%	7%	0%	0%	0%	0%	0%	0%	16%	0%
Ba2	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	60%	0%	8%	4%	2%	4%	0%	0%	0%	2%	0%	17%	0%
Ba3	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	2%	2%	0%	0%	0%	2%	0%	0%	0%	15%	0%
B1	38	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	55%	5%	8%	5%	3%	3%	0%	0%	0%	21%	0%
B2	47	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	64%	0%	2%	2%	9%	0%	2%	0%	19%	0%
B3	46	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	4%	9%	4%	0%	2%	2%	11%	0%
Caa1	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	0%	0%	6%	0%	0%	35%	0%
Caa2	28	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%	25%	0%	0%	0%	11%	0%
Caa3	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	4%	10%	4%	6%	0%
Ca	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	77%	8%	15%	0%	0%
C	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	87%	9%	4%	0%
Total	3,174																								

CMBS - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,829	58%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%
Aa1	80	4%	59%	0%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
Aa2	188	2%	2%	68%	1%	7%	1%	0%	1%	1%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
Aa3	264	1%	4%	8%	46%	2%	3%	1%	1%	3%	2%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	0%
A1	64	2%	0%	3%	9%	34%	5%	0%	2%	3%	2%	2%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	38%	0%
A2	66	3%	0%	0%	2%	8%	17%	0%	9%	2%	3%	3%	2%	2%	0%	2%	0%	0%	0%	0%	0%	0%	2%	48%	0%
A3	177	0%	0%	1%	1%	10%	7%	27%	2%	5%	1%	3%	2%	2%	2%	0%	0%	1%	0%	1%	0%	0%	1%	36%	0%
Baa1	60	0%	0%	0%	0%	0%	3%	17%	27%	2%	5%	3%	0%	0%	3%	0%	0%	3%	0%	0%	0%	0%	0%	37%	0%
Baa2	57	0%	0%	0%	0%	2%	4%	5%	7%	35%	12%	0%	4%	4%	5%	0%	4%	2%	2%	0%	0%	0%	0%	16%	0%
Baa3	136	1%	0%	0%	0%	0%	1%	1%	10%	13%	24%	3%	4%	2%	4%	1%	2%	1%	0%	0%	0%	1%	0%	33%	0%
Ba1	39	0%	0%	0%	0%	0%	0%	3%	3%	3%	0%	15%	0%	13%	8%	13%	5%	0%	0%	3%	0%	0%	3%	33%	0%
Ba2	37	3%	0%	0%	0%	0%	0%	0%	0%	3%	3%	3%	22%	0%	8%	5%	16%	0%	8%	3%	0%	0%	3%	24%	0%
Ba3	68	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%	13%	19%	4%	3%	1%	6%	0%	4%	3%	1%	3%	35%	0%
B1	30	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%	0%	0%	17%	13%	0%	7%	10%	3%	0%	7%	7%	30%	0%
B2	35	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	9%	14%	0%	11%	9%	14%	0%	3%	6%	31%	0%
B3	65	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	2%	9%	20%	0%	6%	22%	0%	2%	5%	34%	0%
Caa1	37	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	11%	14%	3%	0%	16%	49%	3%
Caa2	30	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	3%	20%	23%	13%	0%
Caa3	57	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	25%	9%	18%	26%	21%	0%
Ca	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	12%	47%	18%	0%
C	59	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	31%	15%	0%
Total	3,395																								

CMBS - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,527	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	97%	0%
Aa1	80	3%	5%	1%	3%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	86%	0%
Aa2	155	2%	0%	1%	1%	0%	1%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	94%	0%
Aa3	203	0%	1%	2%	1%	0%	3%	0%	2%	4%	1%	0%	1%	1%	1%	1%	0%	0%	0%	0%	0%	0%	1%	77%	0%
A1	132	1%	0%	1%	7%	2%	0%	2%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	83%	0%
A2	174	1%	0%	0%	0%	1%	1%	0%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	0%	1%	93%	1%
A3	200	1%	0%	0%	1%	1%	0%	1%	1%	2%	1%	5%	2%	1%	2%	3%	1%	0%	2%	1%	0%	0%	3%	76%	0%
Baa1	126	1%	0%	0%	1%	0%	0%	1%	0%	5%	6%	0%	1%	1%	1%	1%	0%	1%	0%	1%	0%	0%	2%	80%	0%
Baa2	146	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	1%	0%	1%	1%	0%	0%	0%	0%	3%	92%	1%
Baa3	261	0%	0%	0%	0%	0%	0%	1%	1%	2%	3%	1%	1%	1%	2%	0%	2%	0%	2%	4%	1%	2%	3%	75%	0%
Ba1	125	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	93%	2%
Ba2	155	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	1%	3%	3%	2%	2%	5%	1%	7%	12%	63%	1%
Ba3	127	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	1%	2%	1%	0%	3%	10%	81%	0%
B1	128	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	0%	1%	9%	86%	2%
B2	170	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	4%	2%	7%	19%	66%	0%
B3	140	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	1%	15%	81%	0%
Caa1	164	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	28%	69%	1%
Caa2	171	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	1%	0%	1%	32%	64%	2%
Caa3	288	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	1%	42%	52%	1%
Ca	114	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%	53%	43%	1%
C	306	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	77%	17%	1%
Total	4,892																								

CMBS: Commercial real estate (CRE) CDOs, where 70% or more of the collateral is comprised of CRE loans, are classified as CMBS. If the collateral backing the transaction contains less than 70% CRE loans, then the deal is classified as a CDO.

Collateralized Loan Obligations (CLOs)

CLOs - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,801	64%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	0%
Aa1	458	46%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
Aa2	857	6%	6%	70%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	0%
Aa3	108	24%	10%	3%	30%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
A1	305	10%	15%	9%	10%	28%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
A2	715	1%	3%	3%	3%	4%	62%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
A3	46	2%	4%	2%	0%	9%	2%	48%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
Baa1	72	1%	1%	3%	8%	8%	8%	6%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	0%
Baa2	161	1%	1%	1%	1%	6%	6%	10%	13%	37%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	0%
Baa3	807	0%	0%	0%	0%	0%	1%	2%	4%	8%	64%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	0%
Ba1	57	0%	0%	0%	2%	0%	0%	2%	0%	7%	19%	39%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	32%	0%
Ba2	188	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	7%	68%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	0%
Ba3	920	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	75%	3%	0%	0%	1%	0%	0%	0%	0%	0%	20%	0%
B1	132	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	9%	54%	4%	2%	1%	1%	0%	0%	0%	0%	29%	0%
B2	121	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	71%	3%	2%	0%	0%	0%	0%	0%	17%	0%
B3	378	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	72%	6%	4%	1%	0%	0%	0%	15%	0%
Caa1	40	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	33%	35%	15%	3%	0%	0%	13%	0%
Caa2	38	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	26%	0%	0%	0%	13%	0%
Caa3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	56%	31%	0%	0%	13%	0%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%	33%	0%
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%
Total	8,224																								

CLOs - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,208	55%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	0%
Aa1	207	38%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%
Aa2	1,302	25%	10%	39%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%
Aa3	30	20%	0%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	0%
A1	79	23%	4%	5%	4%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	0%
A2	1,072	7%	7%	5%	7%	9%	37%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
A3	47	15%	6%	6%	2%	9%	2%	32%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	0%
Baa1	27	7%	0%	0%	7%	7%	0%	4%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	0%
Baa2	160	2%	1%	2%	4%	8%	7%	6%	21%	19%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	32%	0%
Baa3	862	0%	0%	0%	0%	1%	1%	2%	5%	11%	52%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	26%	0%
Ba1	67	1%	0%	0%	0%	0%	1%	1%	3%	7%	24%	30%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	0%
Ba2	207	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	7%	57%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
Ba3	856	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	70%	5%	0%	0%	1%	0%	0%	0%	0%	0%	23%	0%
B1	140	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	9%	36%	5%	1%	0%	1%	1%	1%	0%	1%	41%	0%
B2	153	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	6%	52%	6%	3%	2%	0%	0%	0%	1%	28%	0%
B3	298	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	64%	8%	9%	3%	0%	0%	1%	11%	0%
Caa1	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	15%	23%	21%	2%	0%	6%	31%	0%
Caa2	38	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	26%	16%	11%	0%	16%	32%	0%
Caa3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	13%	0%	13%	63%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%
C	-																								
Total	7,819																								

CLOs - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024(Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,834	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa1	142	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa2	354	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa3	87	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A1	88	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A2	270	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A3	82	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa1	82	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa2	108	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa3	247	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba1	130	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba2	161	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba3	243	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	98%	0%
B1	75	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	97%	0%
B2	117	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	93%	0%
B3	47	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	91%	0%
Caa1	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	80%	0%
Caa3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	81%	0%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	67%	0%
C	-																								
Total	4,101																								

Collateralized Debt Obligations (CDOs)

CDOs - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	220	82%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
Aa1	71	27%	66%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Aa2	78	10%	8%	77%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Aa3	48	10%	19%	6%	56%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
A1	22	5%	5%	27%	5%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
A2	52	4%	10%	0%	6%	6%	69%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
A3	59	3%	2%	0%	2%	8%	3%	69%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
Baa1	14	7%	0%	0%	21%	0%	7%	14%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	22	0%	0%	9%	9%	0%	5%	5%	5%	55%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
Baa3	54	0%	0%	0%	0%	4%	0%	0%	6%	7%	76%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Ba1	23	0%	0%	0%	0%	0%	0%	4%	17%	0%	0%	70%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
Ba2	16	0%	0%	0%	0%	6%	0%	0%	6%	6%	6%	13%	63%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	59	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%	3%	69%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	0%
B1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	86%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	33%	0%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	75%	0%	0%	0%	0%	0%	0%
Caa3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%	0%	0%	20%	20%
Ca	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	0%	31%	0%	0%
C	61	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	89%	5%	0%	7%
Total	866																								

CDOs - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	170	57%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	0%
Aa1	62	40%	42%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
Aa2	71	25%	14%	38%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
Aa3	49	14%	22%	18%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	2%
A1	24	13%	21%	33%	4%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
A2	41	12%	12%	0%	7%	0%	54%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	0%
A3	55	7%	0%	0%	5%	13%	4%	38%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
Baa1	18	6%	22%	6%	11%	11%	11%	0%	28%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Baa2	18	0%	0%	11%	11%	6%	11%	11%	6%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	0%
Baa3	54	4%	0%	2%	4%	0%	2%	9%	6%	9%	41%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	0%
Ba1	26	0%	0%	0%	0%	0%	0%	0%	19%	12%	8%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
Ba2	14	0%	0%	0%	0%	21%	0%	7%	7%	7%	0%	14%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Ba3	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	15%	4%	56%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
B1	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	25%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	58%	0%
B2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	60%	0%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	15%	54%	0%	0%	0%	0%	0%	0%	15%	0%
Caa1	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	38%	0%	0%	0%	0%	23%	38%	0%
Caa2	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	10%	30%	0%	0%	0%	10%	0%	0%
Caa3	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	33%	0%	0%	11%	33%	11%
Ca	53	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	38%	0%	53%	8%	2%
C	132	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	41%	51%	3%	5%
Total	897																								

CDOs - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	225	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	91%	6%
Aa1	54	15%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	4%
Aa2	54	9%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	89%	0%
Aa3	29	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	7%
A1	46	17%	9%	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	11%
A2	72	11%	4%	3%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	1%
A3	57	9%	9%	2%	5%	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	14%
Baa1	33	9%	12%	21%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	39%	15%
Baa2	27	0%	7%	11%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	74%	0%
Baa3	46	0%	11%	13%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%	9%
Ba1	48	4%	0%	4%	0%	0%	2%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	81%	4%
Ba2	36	0%	6%	0%	0%	0%	3%	0%	0%	3%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	81%	6%
Ba3	29	0%	0%	0%	3%	10%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	79%	0%
B1	26	0%	0%	0%	8%	0%	4%	0%	0%	4%	8%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	0%
B2	42	0%	0%	2%	0%	0%	2%	0%	7%	0%	0%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	76%	5%
B3	47	2%	0%	0%	0%	0%	0%	2%	9%	0%	4%	6%	6%	0%	0%	4%	6%	0%	0%	0%	0%	0%	0%	49%	11%
Caa1	52	6%	2%	0%	0%	2%	2%	2%	0%	0%	0%	8%	0%	6%	0%	0%	2%	6%	0%	0%	0%	0%	2%	63%	0%
Caa2	49	0%	2%	4%	0%	0%	2%	0%	2%	0%	2%	4%	0%	4%	0%	0%	0%	2%	2%	0%	0%	0%	10%	61%	4%
Caa3	113	0%	0%	0%	0%	0%	2%	2%	0%	0%	0%	0%	0%	2%	0%	0%	3%	0%	0%	0%	0%	0%	9%	65%	18%
Ca	286	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	6%	1%	42%	21%	26%
C	429	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	12%	55%	9%	21%
Total	1,800																								

CDO: Derivative securities such as structured notes and repackaged securities are not considered as part of this sector. Commercial real estate (CRE) CDOs are also excluded (see the definition of CMBS).

Asset-Backed Commercial Paper (ABCP)

ABCP - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)				Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	116	99%	0%	0%	0%	0%	1%	0%
P-2	2	50%	50%	0%	0%	0%	0%	0%
P-3	-							
NP	2	0%	0%	0%	100%	0%	0%	0%
Total	120							

ABCP - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)				Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	118	89%	0%	0%	0%	0%	10%	1%
P-2	2	50%	50%	0%	0%	0%	0%	0%
P-3	-							
NP	1	0%	0%	0%	100%	0%	0%	0%
Total	121							

ABCP - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)				Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	110	65%	0%	0%	0%	0%	31%	5%
P-2	12	17%	8%	0%	0%	0%	58%	17%
P-3	1	0%	0%	0%	0%	0%	0%	100%
NP	-							
Total	123							

ABCP: Please note that ABCP is reported on program level instead of on tranche level. Most ABCP programs only have one tranche rating. A few programs have short-term tranches denominated in different currencies but their ratings are invariably the same. Therefore, we report only one rating for each program to avoid redundancy.

Other Asset Backed Securities (Other ABS)

Other ABS - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,480	73%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	0%
Aa1	292	25%	43%	2%	0%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	1%
Aa2	229	18%	17%	47%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
Aa3	208	7%	8%	11%	52%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
A1	167	10%	8%	10%	8%	48%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
A2	193	3%	5%	7%	8%	11%	51%	1%	1%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%
A3	107	2%	3%	5%	7%	17%	9%	38%	2%	1%	2%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
Baa1	109	0%	1%	3%	2%	6%	10%	6%	51%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	0%
Baa2	148	0%	1%	1%	2%	3%	4%	13%	9%	55%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	1%
Baa3	124	0%	1%	0%	2%	2%	7%	4%	8%	8%	46%	8%	1%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Ba1	118	0%	0%	0%	1%	0%	2%	3%	3%	3%	10%	58%	6%	0%	0%	3%	0%	2%	0%	0%	0%	0%	0%	9%	0%
Ba2	98	1%	0%	1%	0%	0%	1%	0%	4%	2%	16%	13%	49%	0%	2%	0%	0%	1%	0%	0%	0%	0%	0%	9%	0%
Ba3	54	0%	0%	2%	0%	0%	0%	0%	2%	4%	2%	15%	4%	57%	4%	0%	0%	2%	0%	0%	0%	0%	0%	9%	0%
B1	49	0%	2%	0%	0%	0%	0%	0%	0%	2%	8%	6%	4%	2%	57%	2%	2%	0%	0%	2%	0%	0%	0%	12%	0%
B2	70	0%	0%	0%	0%	0%	1%	0%	0%	0%	4%	3%	9%	11%	11%	40%	0%	1%	3%	3%	0%	1%	0%	10%	1%
B3	24	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	88%	0%	0%	0%	0%	0%	0%	4%	4%
Caa1	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	68%	0%	5%	0%	0%	0%	23%	0%
Caa2	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	0%	17%	0%	0%	67%	0%	0%	0%	0%	0%	8%
Caa3	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	14%	67%	14%	0%	0%	0%	0%
Ca	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	69%	25%	0%	0%	0%
C	41	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	88%	2%	0%	5%
Total	4,582																								

Other ABS - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,340	34%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	62%	1%
Aa1	248	13%	20%	2%	0%	4%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	58%	0%
Aa2	191	16%	3%	9%	0%	0%	0%	1%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	69%	1%
Aa3	194	10%	4%	4%	23%	0%	1%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	1%
A1	153	13%	4%	10%	2%	16%	1%	1%	1%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	46%	1%
A2	145	6%	3%	5%	6%	6%	20%	0%	1%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	51%	1%
A3	103	11%	5%	0%	5%	3%	6%	8%	1%	1%	1%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	53%	3%
Baa1	102	6%	1%	0%	1%	6%	4%	4%	10%	2%	0%	2%	2%	0%	4%	3%	0%	0%	0%	0%	0%	0%	1%	54%	1%
Baa2	122	4%	2%	2%	1%	2%	5%	5%	9%	20%	1%	1%	4%	0%	2%	0%	0%	1%	0%	0%	0%	0%	1%	39%	2%
Baa3	133	4%	2%	2%	2%	0%	2%	2%	3%	5%	12%	25%	1%	0%	5%	0%	0%	1%	0%	0%	0%	0%	3%	33%	2%
Ba1	63	3%	0%	2%	5%	0%	2%	2%	3%	2%	11%	17%	2%	0%	3%	0%	0%	2%	0%	0%	0%	0%	2%	44%	2%
Ba2	72	3%	1%	3%	0%	0%	3%	3%	1%	0%	3%	10%	21%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	49%	1%
Ba3	37	0%	0%	0%	3%	0%	3%	0%	3%	0%	3%	11%	14%	27%	0%	0%	0%	0%	0%	0%	0%	0%	0%	35%	3%
B1	44	0%	5%	0%	0%	0%	0%	0%	2%	2%	9%	0%	0%	7%	25%	5%	0%	0%	0%	0%	0%	0%	7%	34%	5%
B2	45	0%	2%	2%	2%	4%	0%	0%	4%	0%	2%	2%	2%	2%	11%	13%	0%	2%	4%	0%	0%	0%	4%	36%	4%
B3	31	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	13%	39%	0%	0%	0%	3%	6%	0%	32%	3%
Caa1	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	19%	44%	0%	0%	0%	0%	0%	25%	6%
Caa2	25	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	0%	0%	0%	12%	0%	8%	24%	4%	0%	0%	4%	36%	8%
Caa3	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	3%	14%	38%	7%	0%	10%	24%	0%
Ca	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	0%	0%	0%	0%	0%	6%	6%	0%	56%	11%	6%	11%	0%
C	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	76%	12%	2%	5%
Total	4,153																								

Other ABS - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,344	7%	0%	0%	1%	1%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	87%	0%
Aa1	261	19%	1%	0%	1%	5%	1%	1%	1%	3%	0%	6%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	61%	0%
Aa2	249	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	91%	2%
Aa3	234	3%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	89%	2%
A1	275	2%	1%	0%	0%	1%	0%	0%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	90%	1%
A2	319	5%	1%	1%	2%	2%	1%	2%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	82%	1%
A3	163	2%	1%	1%	0%	3%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	83%	7%
Baa1	145	1%	1%	0%	0%	2%	1%	1%	1%	1%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	82%	4%
Baa2	164	1%	3%	1%	1%	1%	2%	0%	2%	1%	0%	1%	1%	1%	0%	0%	0%	1%	0%	0%	0%	0%	1%	80%	4%
Baa3	109	0%	0%	0%	0%	0%	0%	1%	2%	0%	3%	0%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	84%	7%
Ba1	76	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	1%	0%	0%	1%	1%	0%	0%	0%	1%	0%	0%	3%	78%	11%
Ba2	94	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	2%	1%	2%	0%	0%	1%	0%	0%	3%	0%	0%	1%	84%	4%
Ba3	54	0%	0%	0%	0%	0%	0%	2%	4%	0%	2%	4%	7%	2%	2%	0%	2%	2%	0%	0%	0%	0%	0%	56%	19%
B1	103	1%	2%	0%	0%	0%	1%	0%	0%	0%	7%	0%	1%	3%	2%	2%	1%	1%	1%	1%	0%	0%	1%	74%	3%
B2	73	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	4%	3%	4%	0%	3%	1%	0%	0%	0%	68%	15%
B3	59	2%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	7%	5%	3%	0%	0%	2%	3%	54%	17%
Caa1	45	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	2%	2%	0%	4%	0%	4%	64%	16%
Caa2	35	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	3%	6%	3%	6%	0%	9%	60%	11%
Caa3	51	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	6%	2%	6%	2%	10%	4%	4%	10%	45%	8%
Ca	55	0%	2%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	2%	0%	5%	4%	5%	67%	13%
C	120	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	24%	35%	20%	18%
Total	5,028																								

Other Structured Finance Products (Other SFPs)

Other SFPs - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	7,835	98%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Aa1	958	55%	42%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Aa2	178	16%	40%	40%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Aa3	229	13%	19%	30%	31%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
A1	176	1%	13%	6%	11%	58%	2%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	1%
A2	241	0%	4%	7%	24%	28%	19%	0%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
A3	134	0%	0%	7%	3%	39%	13%	25%	0%	1%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Baa1	71	1%	0%	6%	3%	8%	15%	28%	24%	3%	0%	3%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Baa2	159	1%	0%	3%	0%	6%	11%	35%	18%	21%	0%	1%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Baa3	200	0%	0%	0%	0%	0%	1%	2%	35%	37%	20%	0%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Ba1	144	1%	0%	1%	0%	1%	6%	4%	2%	24%	36%	17%	1%	1%	2%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Ba2	65	0%	0%	0%	0%	0%	2%	9%	6%	6%	17%	28%	25%	2%	0%	2%	2%	0%	0%	0%	0%	0%	0%	3%	0%
Ba3	67	0%	0%	1%	0%	0%	1%	0%	1%	1%	1%	31%	40%	16%	0%	1%	1%	0%	0%	0%	0%	0%	0%	1%	0%
B1	62	0%	0%	0%	0%	0%	2%	0%	0%	15%	8%	26%	15%	0%	13%	0%	16%	2%	0%	0%	0%	0%	0%	5%	0%
B2	36	0%	0%	0%	0%	0%	0%	3%	0%	22%	0%	11%	3%	3%	0%	39%	3%	3%	0%	3%	0%	0%	0%	6%	6%
B3	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	10%	3%	52%	17%	3%	0%	0%	0%	0%	0%	0%
Caa1	53	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	75%	0%	0%	2%	2%	0%	8%	6%
Caa2	143	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	92%	1%	0%	0%	0%	0%	6%
Caa3	229	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	97%	0%	0%	0%	0%	2%
Ca	331	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	96%	2%	0%	1%	1%
C	237	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	88%	0%	9%	3%
Total	11,577																								

Other SFPs - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6,408	91%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	1%
Aa1	714	60%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Aa2	170	42%	21%	22%	1%	1%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	11%	1%
Aa3	298	12%	26%	15%	16%	3%	1%	0%	0%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
A1	193	16%	7%	4%	6%	30%	2%	1%	1%	1%	2%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	1%
A2	228	10%	12%	3%	24%	20%	10%	0%	2%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
A3	201	12%	14%	7%	6%	25%	4%	6%	0%	1%	0%	1%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	17%	0%
Baa1	99	2%	6%	12%	0%	11%	6%	5%	12%	8%	2%	3%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	23%	4%
Baa2	84	1%	0%	6%	5%	10%	14%	21%	8%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	1%
Baa3	112	1%	2%	6%	2%	12%	10%	12%	9%	16%	10%	1%	2%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	15%	1%
Ba1	61	3%	0%	0%	2%	16%	5%	20%	10%	0%	0%	20%	2%	2%	2%	0%	11%	0%	0%	0%	0%	0%	0%	7%	2%
Ba2	71	0%	0%	0%	0%	14%	11%	15%	14%	17%	14%	1%	6%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	3%	1%
Ba3	49	0%	0%	2%	0%	2%	4%	2%	27%	4%	2%	37%	0%	0%	0%	2%	2%	2%	0%	2%	0%	0%	0%	6%	6%
B1	49	0%	0%	0%	0%	0%	8%	6%	2%	2%	6%	31%	18%	0%	12%	0%	4%	2%	2%	0%	0%	0%	2%	4%	0%
B2	44	0%	0%	2%	0%	0%	0%	0%	0%	20%	11%	2%	2%	0%	2%	30%	2%	7%	0%	5%	0%	5%	0%	5%	7%
B3	51	0%	0%	2%	0%	0%	0%	0%	0%	16%	0%	8%	8%	2%	2%	2%	25%	14%	6%	0%	0%	2%	0%	8%	6%
Caa1	72	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	4%	49%	1%	1%	4%	1%	3%	14%	19%
Caa2	164	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	79%	0%	1%	2%	0%	4%	14%
Caa3	265	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83%	4%	2%	0%	1%	10%
Ca	360	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	84%	2%	1%	2%	11%
C	283	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	0%	18%	12%
Total	9,976																								

Other SFPs - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	845	23%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	1%
Aa1	87	18%	9%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	8%
Aa2	63	6%	3%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	81%	8%
Aa3	162	5%	3%	1%	1%	1%	2%	0%	3%	2%	1%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	78%	2%
A1	171	2%	6%	0%	0%	9%	1%	1%	1%	4%	4%	1%	3%	2%	1%	0%	1%	1%	0%	0%	0%	0%	1%	61%	3%
A2	194	0%	1%	0%	5%	19%	0%	1%	0%	2%	1%	0%	2%	1%	0%	0%	1%	0%	0%	0%	0%	1%	1%	64%	4%
A3	179	2%	8%	1%	1%	8%	2%	3%	2%	1%	0%	1%	1%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	68%	2%
Baa1	171	0%	2%	0%	0%	1%	1%	0%	1%	1%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	58%	35%
Baa2	103	2%	0%	0%	1%	1%	0%	2%	4%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	59%	30%
Baa3	126	0%	0%	1%	1%	0%	0%	2%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	56%	38%
Ba1	96	2%	0%	0%	1%	0%	0%	0%	0%	0%	1%	1%	1%	0%	1%	0%	7%	0%	0%	0%	0%	0%	0%	50%	35%
Ba2	94	0%	1%	0%	0%	0%	0%	0%	1%	1%	0%	6%	0%	0%	2%	0%	0%	4%	0%	0%	0%	1%	2%	45%	36%
Ba3	556	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	1%	0%	1%	1%	0%	2%	4%	1%	46%	40%
B1	157	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	2%	0%	1%	1%	1%	1%	1%	5%	1%	45%	42%
B2	171	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	2%	1%	1%	1%	1%	0%	40%	54%
B3	161	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	2%	6%	1%	0%	1%	1%	0%	30%	57%
Caa1	385	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	4%	2%	1%	2%	3%	27%	58%
Caa2	665	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	3%	3%	2%	4%	27%	46%
Caa3	873	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	21%	12%	1%	1%	23%	39%
Ca	613	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	25%	8%	3%	17%	43%
C	519	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	3%	18%	8%	39%	31%
Total	6,391																								

Other SFPs includes the following Moody's rated long-term product lines:*

- ABS - Leases - Aircraft - Repacs
- ABS - Repackaged Securities
- CDO - Repackaged Securities
- CDO - Repackaged Securities - CLO
- CDO - Resecuritization - Cash Flow
- CDO - Resecuritization - Synthetic
- Covered Bonds **
- MBS - Resecuritized Agency Guaranteed
- MBS - Resecuritized MBS
- Other - CAPCO
- Other - Repackaged Securities
- Other - Structured Covered Bonds
- Other - Structured Notes
- Other - Tax Credit Linked Structured Notes
- Structured Investment Vehicles - CDO

* Interest-Only (IO) tranches, combination securities (combo notes), and exchangeable certificates are included as other structured finance products, irrespective of their product line.

** Please note that single-issuer covered bonds are reported on deal level instead of on series level. The rationale is that ratings of a covered bond deal are almost always unambiguously the same as ratings of such deal's underlying series. Given a covered bond deal could have as many as 300 series issued under it, reporting on series level would introduce a great amount of redundancy. In the rare cases where a covered bond deal has different ratings on its concurrently outstanding series, the rating for a covered bond deal is generally taken as the rating of the highest rated series.

Sovereign Issuers

Sovereign Issuers - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	75%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	10	0%	0%	10%	90%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	6	0%	0%	0%	17%	67%	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	7	0%	0%	0%	0%	14%	71%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	5	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	4	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	10	0%	0%	0%	0%	0%	0%	20%	30%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	86%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	60%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	55%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	67%	17%	0%	0%	0%	0%	0%	0%	0%	0%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	21%	64%	7%	0%	0%	0%	0%	0%	0%	0%
Caa1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	57%	29%	14%	0%	0%	0%	0%	0%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	50%	0%	0%	0%	25%	0%	0%
Caa3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	20%	20%	0%	0%	20%	0%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%
Total	133																								

Sovereign Issuers - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	75%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	9	0%	0%	11%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	7	0%	0%	0%	14%	57%	14%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	7	0%	0%	0%	14%	14%	57%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	4	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	5	0%	0%	0%	0%	0%	0%	0%	80%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	9	0%	0%	0%	0%	0%	0%	11%	22%	44%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	0%
Ba1	5	0%	0%	0%	0%	0%	0%	40%	0%	0%	20%	40%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	57%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%
Ba3	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	20%	30%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	57%	43%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	20%	27%	13%	20%	0%	7%	0%	0%	7%	0%	0%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	43%	0%	7%	0%	0%	0%	29%	0%	0%
Caa1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	22%	33%	0%	0%	0%	22%	0%	0%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	0%	80%	0%	0%
Caa3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	50%	0%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
C	-																								
Total	140																								

Sovereign Issuers - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	14	86%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	4	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	5	0%	0%	60%	20%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	7	0%	0%	14%	57%	14%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	6	0%	0%	0%	17%	33%	17%	0%	17%	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	3	0%	0%	0%	0%	0%	33%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	5	0%	0%	0%	0%	0%	20%	20%	20%	20%	0%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	7	0%	0%	0%	14%	0%	14%	14%	14%	0%	14%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%
Baa2	13	0%	0%	0%	0%	0%	0%	0%	31%	15%	15%	8%	8%	0%	8%	8%	0%	0%	0%	0%	0%	0%	8%	0%	0%
Baa3	7	0%	0%	0%	0%	14%	0%	0%	0%	14%	29%	14%	0%	0%	29%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	7	0%	0%	0%	0%	0%	0%	43%	0%	14%	0%	29%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	33%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	10%	0%	10%	0%	10%	20%	10%	0%	0%	30%	0%	0%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	13%	7%	7%	7%	0%	0%	0%	0%	27%	0%	0%
B2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	50%	0%	0%
B3	10	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	10%	10%	40%	0%	0%	0%	0%	0%	30%	0%	0%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	25%	25%	0%	0%	0%	25%	0%	0%
Caa2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
Caa3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%
Ca	-																								
C	-																								
Total	128																								

United States Public Finance

United States Public Finance - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	754	98%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
Aa1	1,024	1%	96%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa2	2,184	0%	3%	94%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa3	2,260	0%	0%	2%	93%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
A1	1,866	0%	0%	0%	5%	90%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
A2	1,027	0%	0%	0%	0%	4%	86%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%
A3	575	0%	0%	0%	0%	1%	9%	84%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa1	266	0%	0%	0%	0%	0%	1%	12%	77%	4%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Baa2	289	0%	0%	0%	0%	0%	0%	0%	11%	82%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Baa3	234	0%	0%	0%	0%	0%	0%	0%	2%	16%	76%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Ba1	69	0%	0%	0%	0%	0%	0%	0%	0%	3%	10%	68%	3%	9%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Ba2	60	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%	73%	8%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	71%	12%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%
B1	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	36%	14%	14%	7%	7%	0%	0%	0%	7%	0%	0%
B2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	25%	0%	0%	0%	0%	0%	0%	25%
B3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	25%	50%	0%	0%	0%	0%	0%	0%	0%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	25%	0%	0%	0%	25%	0%	0%	0%	25%
Caa2	-																								
Caa3	-																								
Ca	-																								
C	-																								
Total	10,651																								

United States Public Finance - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	704	95%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Aa1	1,000	7%	85%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%
Aa2	2,252	0%	7%	81%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	7%
Aa3	2,299	0%	0%	9%	78%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%
A1	1,990	0%	0%	1%	12%	72%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	10%
A2	1,095	0%	0%	0%	2%	13%	66%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	11%
A3	621	0%	0%	0%	0%	4%	20%	59%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	11%
Baa1	288	0%	0%	0%	0%	1%	7%	23%	47%	7%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%
Baa2	282	0%	0%	0%	0%	1%	2%	8%	18%	54%	7%	1%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
Baa3	264	0%	0%	0%	0%	0%	1%	3%	11%	22%	44%	3%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	7%
Ba1	66	0%	0%	0%	0%	2%	0%	2%	2%	6%	14%	45%	6%	5%	5%	3%	0%	0%	0%	0%	0%	0%	0%	0%	12%
Ba2	45	0%	0%	0%	0%	0%	0%	0%	0%	7%	4%	18%	40%	4%	4%	0%	4%	2%	0%	0%	0%	0%	0%	2%	13%
Ba3	23	0%	0%	0%	0%	0%	0%	0%	0%	9%	4%	13%	17%	26%	4%	4%	0%	9%	0%	0%	0%	0%	0%	0%	13%
B1	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	13%	0%	13%	25%	13%	13%	0%	0%	0%	0%	13%	0%	0%
B2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	33%
B3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	0%	0%	0%	0%	0%	20%	0%	40%
Caa2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Ca	-																								
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Total	10,951																								

United States Public Finance - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	640	69%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	22%
Aa1	901	16%	48%	8%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	18%
Aa2	2,785	2%	14%	43%	9%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	20%
Aa3	2,457	0%	3%	15%	36%	7%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	25%
A1	2,754	0%	0%	4%	15%	27%	6%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	32%
A2	1,237	0%	0%	1%	6%	18%	24%	5%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	30%
A3	612	0%	0%	1%	1%	7%	18%	18%	5%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	34%
Baa1	316	0%	0%	0%	1%	4%	8%	12%	10%	7%	5%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	40%
Baa2	219	0%	0%	0%	0%	2%	2%	9%	6%	13%	6%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	48%
Baa3	158	0%	1%	1%	2%	3%	3%	4%	4%	7%	11%	3%	4%	1%	1%	2%	0%	0%	0%	0%	0%	0%	0%	8%	45%
Ba1	76	0%	0%	0%	3%	1%	4%	3%	1%	7%	3%	5%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	4%	66%
Ba2	34	0%	0%	0%	6%	0%	0%	3%	0%	9%	3%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	71%
Ba3	22	0%	0%	0%	5%	0%	5%	9%	0%	5%	5%	5%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	5%	9%	50%
B1	14	0%	0%	0%	0%	0%	7%	0%	0%	14%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	71%
B2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
B3	10	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	0%	20%	0%	60%
Caa1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	67%
Caa2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	67%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	67%
C	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	33%
Total	12,251																								

International Public Finance

International Public Finance - 1-Year Transition and Default Rates

(December 31, 2023 through December 31, 2024)

Credit Ratings as of 12/31/2023		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2023 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	16	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	11	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	21	0%	5%	81%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	17	0%	0%	0%	94%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%
A1	26	0%	0%	0%	0%	96%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
A2	11	0%	0%	0%	0%	0%	91%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
A3	6	0%	0%	0%	0%	0%	0%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%
Baa1	9	0%	0%	0%	0%	0%	0%	0%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
Baa2	9	0%	0%	0%	0%	0%	0%	11%	0%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	57%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%
Ca	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%
C	-																								
Total	177																								

International Public Finance - 3-Year Transition and Default Rates

(December 31, 2021 through December 31, 2024)

Credit Ratings as of 12/31/2021		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2021 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	15	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	13	8%	77%	15%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	20	0%	10%	65%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
Aa3	21	0%	0%	10%	57%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%
A1	27	0%	0%	0%	4%	78%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
A2	11	0%	0%	0%	0%	0%	64%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	27%
A3	6	0%	0%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%
Baa1	14	0%	0%	0%	0%	0%	0%	0%	50%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%
Baa2	9	0%	0%	0%	0%	0%	0%	0%	0%	78%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
Baa3	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%
Ba1	25	0%	0%	0%	0%	0%	0%	4%	0%	0%	20%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	56%
Ba2	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	20%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
Ba3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%
B1	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%
B3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	20%	20%	0%	0%	0%	0%	40%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	25%	0%	0%	0%	0%	50%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	89%	0%	11%	0%	0%
C	-																								
Total	249																								

International Public Finance - 10-Year Transition and Default Rates

(December 31, 2014 through December 31, 2024)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2024 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2024 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	19	74%	16%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	16	13%	38%	25%	6%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%
Aa2	16	0%	19%	44%	13%	13%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Aa3	4	0%	0%	25%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
A1	16	0%	0%	0%	13%	69%	0%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%
A2	4	0%	0%	25%	25%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	9	0%	0%	0%	0%	0%	33%	11%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	22%
Baa1	9	0%	0%	0%	0%	0%	11%	22%	0%	22%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%
Baa2	21	0%	0%	0%	0%	0%	0%	0%	19%	10%	38%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%
Baa3	21	0%	0%	0%	0%	0%	0%	0%	0%	5%	5%	5%	0%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	71%
Ba1	19	0%	0%	0%	0%	0%	0%	5%	0%	5%	21%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%
Ba2	33	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	15%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%
Ba3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	95%
B1	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	88%
B2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Caa1	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	33%	0%	33%
Caa2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Ca	-																								
C	-																								
Total	235																								

Definition of Symbols

Moody's definitions of the symbols, numbers and scores in the rating scales used by Moody's to denote credit rating categories and notches within those categories for the classes and subclasses of credit ratings shown in the Matrices, are as follows:

Moody's Global Rating Scales

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody's defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations[2] addressed by Moody's ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody's rating addresses the issuer's ability to obtain cash sufficient to service the obligation, and its willingness to pay.[3] Moody's ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.[4] Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.[5,6] Moody's issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available, although private and unpublished ratings may also be assigned.

Moody's differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.[7] The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody's aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

[2] In the case of impairments, there can be a financial loss even when contractual obligations are met.

[3] For issuer level ratings, see the definition of Issuer Ratings in this Exhibit. In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

[4] Because the number of possible features or structures is limited only by the creativity of issuers, Moody's cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include equity indexed principal values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[5] For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors' expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[6] Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[7] Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee's assessment of a security's expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

Global Long-Term Rating Scale

Aaa	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A	Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa	Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B	Obligations rated B are considered speculative and are subject to high credit risk.
Caa	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C	Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

* *By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.*

Global Short-Term Rating Scale

P-1	Ratings of Prime-1 reflect a superior ability to repay short-term obligations.
P-2	Ratings of Prime-2 reflect a strong ability to repay short-term obligations.
P-3	Ratings of Prime-3 reflects an acceptable ability to repay short-term obligations.
NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Standard Linkage Between the Global Long-Term and Short-Term Rating Scales

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist.[8]

Long-term rating	Short-term rating
Aaa Aa1 Aa2 Aa3 A1 A2	Prime – 1
A3 Baa1 Baa2	Prime – 2
Baa3	Prime – 3
Ba1, Ba2, Ba3 B1, B2, B3 Caa1, Caa2, Caa3 Ca, C	Not Prime

Issuer Ratings

Issuer Ratings are opinions of the ability of entities to honor senior unsecured debt and debt like obligations.[9,10] As such, Issuer Ratings incorporate any external support that is expected to apply to all current and future issuance of senior unsecured financial obligations and contracts, such as explicit support stemming from a guarantee of all senior unsecured financial obligations and contracts, and/or implicit support for issuers subject to joint default analysis (e.g. banks and government-related issuers). Issuer Ratings do not incorporate support arrangements, such as guarantees, that apply only to specific (but not to all) senior unsecured financial obligations and contracts.

While Issuer Ratings reflect the risk that debt and debt-like claims are not serviced on a timely basis, they do not reflect the risk that a contract or other non-debt obligation will be subjected to commercial disputes. Additionally, while an issuer may have senior unsecured obligations held by both supranational institutions and central banks (e.g., IMF, European Central Bank), as well as other investors, Issuer Ratings reflect only the risks faced by other investors.

8 Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation.

9 Issuer Ratings as applied to US local government special purpose districts typically reflect an unlimited general obligation pledge which may have security and structural features in some states that improve credit quality for general obligation bondholders but not necessarily for other counterparties holding obligations that may lack such features. An Issuer Rating as applied to a US state, territory, K-12 public school district, city or county reflects its ability to repay debt and debt-like obligations without consideration of any pledge, security or structural features.

10 These opinions exclude debt known to be held by official sector investors because in practice such debt could effectively be treated as either senior or junior to senior unsecured debt held by private sector investors.

Definition of Default

Moody's definition of default is applicable only to debt or debt- like obligations (e.g., swap agreements). Four events constitute a debt default under Moody's definition:[11]

a. a missed or delayed disbursement of a contractually-obligated interest or principal payment[12] (excluding missed payments cured within a contractually allowed grace period), as defined in credit agreements and indentures;

b. a bankruptcy filing or legal receivership by the debt issuer or obligor that will likely cause a miss or delay in future contractually obligated debt service payments;

c. a distressed exchange whereby 1) an issuer offers creditors a new or restructured debt, or a new package of securities, cash or assets, that amount to a diminished value relative to the debt obligation's original promise and 2) the exchange has the effect of allowing the issuer to avoid a likely eventual default;[13] and

d. a change in the payment terms of a credit agreement or indenture imposed by the sovereign that results in a diminished financial obligation, such as a forced currency re-denomination (imposed by the debtor, or the debtor's sovereign) or a forced change in some other aspect of the original promise, such as indexation or maturity.[14]

Moody's definition of default does not include so-called "technical defaults," such as maximum leverage or minimum debt coverage violations, unless the obligor fails to cure the violation and fails to honor the resulting debt acceleration which may be required.

Also excluded are payments owed on long-term debt obligations which are missed due to purely technical or administrative reasons which are 1) not related to the ability or willingness to make the payments and 2) are cured in very short order (typically, 1-2 business days after the technical/administrative issue is recognized).[15] Finally, in select instances based on the facts and circumstances, missed payments on financial contracts or claims may be excluded if they are the result of legal disputes regarding the validity of those claims.

Moody's will not view a contractually allowable deferral of interest payment as a default. If however for a structured finance instrument the unpaid interest payment is not cured by maturity (or for an instrument whose rating is withdrawn before maturity, if at the time of withdrawal the payment is not cured nor expected to be cured by maturity) we will at that time consider it as a default. Prior to maturity, if the non-payment of expected interest on a security persists for more than 18 months in an amount that exceeds the materiality threshold defined in footnote[12], the rating will be capped at Baa1 to reflect the increased uncertainty associated with the credit risk of the security. This cap applies even if the expected loss on the security is estimated to be lower than would be consistent with a rating of Baa1. If such an interest shortfall, together with interest-on-interest for the period of the shortfall, is subsequently reduced below the materiality threshold defined in footnote[12], then the rating will no longer be subject to the Baa1 cap. Additionally, in some sectors non-payment of interest is defined as an Event of Default (EOD) under the credit agreements or indenture, potentially triggering remedies like acceleration of the debt. In these cases, a missed payment will be considered as a default, unless issuers in the sector have a substantial record of not triggering remedies upon occurrence of such EOD, and we expect the interest to eventually be repaid.

In some structured finance asset classes, the transaction documents provide for the principal outstanding amount of a security to be reduced when such security is undercollateralized. Moody's views such reduction in principal (often called a write-down event) as a default. In other cases, the transaction documents do not provide for the principal outstanding amount of a security to be reduced when such security is undercollateralized; Moody's views such under collateralization as a default if it remains uncured by the earlier of the maturity of the instrument or the withdrawal of its rating.

Although some structured finance credit agreements and indentures do not mandate interest-on-interest following non-payment of interest, our

[11] For certain covered bonds that give investors dual recourse against both the issuer and a guarantor of the issuer's debt, no event will constitute a debt default unless it occurs in relation to both the issuer's obligations and the guarantor's obligations.

[12] Such a non payment will be viewed as a default to the extent the amount exceeds a materiality threshold of $1,000 or approximate equivalent in other currencies.

[13] We include distressed exchanges in our definition of default in order to capture credit events whereby issuers effectively fail to meet their expected debt service obligations but do not actually file for bankruptcy or miss an interest or principal payment. Moody's analyzes the likelihood of future default and considers various indicators in assessing loss relative to the original promise, which may include the yield to maturity of the debt being exchanged.

[14] Moreover, unlike a general tax on financial wealth, the imposition of a tax by a sovereign on the coupon or principal payment on a specific class of government debt instruments (even if retroactive) would represent a default. Targeted taxation on government securities would represent a default even if the government's action were motivated by fairness or other considerations, rather than inability or unwillingness to pay.

[15] For the avoidance of doubt, payments missed due to reasons that are not purely technical or administrative, such as payments missed due to potential failures of distributed ledger technology or as the result of sovereign political sanctions, for example, do constitute defaults. For structured finance securities, Moody's will not view a technical delay in payments – such as due to a delay in transferring a servicer, swap provider, or account bank holder - as a default unless (1) investors exercise remedies (like a debt acceleration) and the issuer fails to cure the delay and honor the resulting debt acceleration or other remedy which may be required, or (2) the delay extends beyond three months.

ratings address the economic loss associated with such non-payment. Consequently the non-payment of interest-on interest will result in a cap on the ratings of such securities based on the length of the interest deferral period, as follows:

Interest Deferral Period	Rating Cap
> 1 year	Aa2
> 2 years	A1
> 3 years	A3
> 4 years	Baa1
> 6 years	Baa3
> 8 years	Ba1
> 10 years	Ba2

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located on Moody's website, https://ratings.moodys.com, at the following URL: https://ratings.moodys.com/sec-17g-7b.